EXHIBIT A.17
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

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JAVELIN PHARMACEUTICALS, INC.,	)
Plaintiff,	)
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v.	)	Civil Action No.
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HOSPIRA, INC. and DISCUS	)
ACQUISITION CORPORATION,	)
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Defendants.	)
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VERIFIED COMPLAINT
          Plaintiff Javelin Pharmaceuticals, Inc. (“Javelin” or the “Company”) by its undersigned attorneys, for its complaint against Hospira, Inc. (“Hospira” or “Parent”) and Discus Acquisition Corporation (“Discus” or “Merger Sub”) (collectively, “Purchasers”), alleges as follows, which allegations as to itself and its conduct are based upon personal knowledge and upon information and belief as to all other matters:
NATURE OF THE ACTION
     1. This is an action seeking enforcement of provisions in two binding contracts between the parties. First, Javelin seeks enforcement of a “Performance Guaranty Specific Performance” provision in the Agreement and Plan of Merger, dated April 17, 2010, by and among Hospira, Discus and Javelin (hereinafter referred to as the “Merger Agreement,” attached as Exhibit 1 hereto and incorporated by reference herein). Additionally Javelin seeks specific enforcement of a “Bridge Loans” provision in the Loan and Security Agreement, dated April 17, 2010, by and among Hospira, Javelin and Innovative Drug Delivery Systems, Inc. (“IDDS”), a wholly owned subsidiary of Javelin

(hereinafter referred to as the “Loan Facility,” attached as Exhibit 2 hereto and incorporated by reference herein). In the alternative, to the extent that such specific performance is not available, Javelin seeks such other relief as is requested herein.
     2. After a nearly two-year long process of considering strategic alternatives, Javelin signed an Agreement and Plan of Merger with Myriad Pharmaceuticals, Inc. (“MPI”), MPI Merger Sub, Inc. and a representative of the Javelin stockholders on December 18, 2009 (the “MPI Merger Agreement”), a binding contract between the parties thereto in which MPI agreed to acquire all Javelin common stock in a stock-for-stock transaction (the “Proposed MPI Merger”). MPI’s proposal also included as a critical component a short-term loan facility that would allow Javelin to continue to finance its business operations during the period leading up to the closing of the Proposed MPI Merger, without which Javelin would not have sufficient funds to continue operations. Both Javelin and MPI had scheduled April 22, 2010 stockholder meetings for their respective stockholder votes on the Proposed MPI Merger.
     3. Just weeks before the Proposed MPI Merger was set to close, Hospira swooped in with an unsolicited proposal to purchase Javelin shares for cash at $2.20 per share in a tender offer, followed by a short-form merger transaction (hereinafter referred to as the “Hospira Proposal,” attached as Exhibit 3 hereto and incorporated by reference herein). The Hospira Proposal was made in the form of an unsolicited letter sent to Javelin on March 31, 2010, which Hospira made clear was not subject to due diligence or a financing contingency. The Hospira Proposal also included a working capital loan facility that would replace the facility provided by MPI and allow Javelin to continue to finance its operations during the period leading up to the closing and would fund the break-up fee that would be owed to MPI upon termination of the MPI Merger Agreement. The Javelin board determined that the Hospira Proposal was a superior proposal to the Proposed MPI Merger. After MPI failed to match the Hospira Proposal, the Javelin board promptly terminated the MPI Merger Agreement on April 17, 2010 as permitted by the MPI Merger Agreement in order to accept the Hospira Proposal.
     4. The Hospira Proposal is structured as a tender offer for Javelin shares, to be followed by a short-form merger under Delaware law. On April 17, 2010, the parties executed both the Merger Agreement and the Loan Facility. Under the Merger Agreement, the Purchasers agreed that Discus1 would acquire all the common shares of Javelin for $2.20 cash per share through a tender offer followed by a merger of Discus into Javelin (the “Merger”). The initial tender offering period was scheduled to close at 12:00 midnight, New York City time, on Tuesday, May 18, 2010. On May 18, 2010, shares representing 78.82% of the shares of common stock of Javelin outstanding had been tendered. Also, as of that date, all of the conditions required to be met under the Merger Agreement for the close of the tender offer had been fully satisfied. To date, Javelin has continued to honor its obligations under the terms of the Merger Agreement.
     5. Javelin’s key product is Dyloject, an injectable formulation of diclofenac sodium used to treat moderate-to-severe post-operative pain. Dyloject is marketed and sold in the United Kingdom by Javelin’s licensee, Therabel Pharma N.V. (“Therabel”), not by Javelin. However, Javelin has a New Drug Application pending with the Food and Drug Administration (FDA) seeking approval to market Dyloject in the United States. On May 18, 2010, during a final telephone call prior to closing the tender offer,

[1]	Discus, which was created to acquire Javelin, is a wholly-owned subsidiary of Hospira.

Javelin informed Hospira that it had recently learned that trace amounts of particulate matter had been observed in a small number of vials of Dyloject in the UK.
     6. On May 19, 2010, the day after the tender offer should have closed pursuant to Section 2.01 of the Merger Agreement, Hospira announced that the offering period would be extended until midnight on June 2, 2010. Hospira asserted on behalf of itself and Discus that such extension of the offering period was permissible under the Merger Agreement on the basis that not all of the conditions to Discus’s obligation to accept and pay for shares tendered through May 18, 2010, as set forth in Exhibit A to the Merger Agreement, were satisfied. Neither Hospira nor Discus identified at that time which conditions to Discus’s obligation to accept and pay for the tendered Javelin shares had not been satisfied. To date, neither Hospira nor Discus has identified which condition they assert Javelin had not satisfied prior to the expiration of the initial offering period of the tender offer on May 18, 2010.
     7. Despite Purchasers’ obligations to close the tender offer and consummate the Merger promptly thereafter in accordance with the terms of the Merger Agreement, Purchasers have refused to honor their obligations and have failed to point to any provision of the Merger Agreement excusing their performance — Javelin has satisfied all conditions to closing the tender offer and consummating the Merger. Purchasers are thus in material breach of the Merger Agreement, thereby triggering Section 11.06 thereof, which explicitly gives Javelin the right to obtain specific performance to compel Purchasers to close the tender offer period, pay for the shares of Javelin that have been tendered pursuant thereto, and promptly consummate the Merger in accordance with the terms of the Merger Agreement. Enforcement of the Performance Guaranty Specific Performance provision is the only appropriate remedy given the present circumstances.
     8. In addition, under the Loan Facility, Hospira committed to making certain loans to Javelin and IDDS to allow Javelin to fund its operations during the period leading up to a closing. Because Javelin did not have sufficient capital to ensure that it would be able to fund its operations through an anticipated closing, the loan facility available to Javelin in connection with the Proposed MPI Merger had been a key consideration in Javelin’s pursuit of that transaction. The inclusion by Hospira of the Loan Facility in the Hospira Proposal also was an integral factor in Javelin’s decision to terminate the MPI Merger Agreement and enter into the Merger Agreement with Purchasers. The terms of the Loan Facility commit Hospira to loan Javelin and IDDS up to $17,234,767.19 prior to the closing date of the Merger, $4 million of which was dedicated for working capital and general corporate purposes. Section 2.1(d) of the Loan Facility provides that “[l]oans for working capital and other general corporate purposes shall be in an amount not to exceed $2,000,000 per month.” Pursuant to Section 2.1(d), Javelin was entitled to a loan of $2 million from Hospira on June 1, 2010.
     9. On May 25, 2010, Javelin provided Hospira with the notice required under the Loan Facility to exercise its right to draw down on the loan for “working capital and other general corporate purposes” in the amount of $2 million pursuant to Section 2.1 of the Loan Facility, which amount was to be received by Javelin on June 1, 2010. All of the conditions required to be met under the Merger Agreement for the additional $2 million loan had been met. On June 1, 2010, Hospira refused to pay the amount as required by the Loan Facility, constituting a material breach of the Loan Facility.

Hospira did not, and does not, assert that Javelin breached any terms of the Loan Facility that would excuse Hospira’s performance.
     10. Due to the urgency of Javelin’s working capital position, specific performance of the Loan Facility is the only appropriate relief under the present circumstances.
THE PARTIES
     11. Javelin is a specialty pharmaceutical company, organized under the laws of Delaware with its corporate headquarters in Cambridge, Massachusetts. It is a public company and its stock is traded on the NYSE Amex. Javelin applies innovative proprietary technologies to develop new drugs and improved formulations of existing drugs to target current unmet and underserved medical needs primarily in the pain management market. Javelin has an NDA-submitted drug candidate, Dyloject, that is currently marketed in the U.K. and licensed in that territory to Therabel Pharma N.V., and two drug candidates in U.S. advanced clinical development.
     12. Hospira is a global specialty pharmaceutical and medication delivery company, organized under the laws of Delaware with its principal place of business in Lake Forest, Illinois. It is a public company and is traded on the New York Stock Exchange. Hospira is a leader in specialty generic injectable pharmaceuticals and offers a broad portfolio of generic acute-care and oncology injectables, as well as integrated infusion therapy and medication management solutions.

     13. Discus is a wholly-owned subsidiary of Hospira, organized under the laws of Delaware, created to merge with and into Javelin pursuant to the Merger.
JURISDICTION
     14. This Court has subject matter jurisdiction pursuant to 6 Del. C. § 2708(b), which grants the courts of Delaware jurisdiction over actions arising out of contracts, such as the Merger Agreement and Loan Facility in this action, in which the parties have specified that Delaware law governs; pursuant to 8 Del. C. § 111(a)(6), which grants the Court of Chancery jurisdiction over “[a]ny civil action to interpret, apply, enforce or determine the validity of the provisions of . . .. [a]ny agreement . . . of merger” governed by the merger provisions of the DGCL, as is the Merger Agreement; and pursuant to 10 Del. C. § 341, which gives the Court of Chancery jurisdiction “to hear and determine all matters and causes in equity.”
     15. Personal jurisdiction is proper in this Court because all parties are Delaware corporations and also because the parties agreed in both Section 11.08 of the Merger Agreement and Section 11.4 of the Loan Facility that each party “irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of any court of the State of Delaware or of the United States located in New Castle County, Delaware.”
FACTUAL ALLEGATIONS
     16. Beginning in 2008, motivated by persistent financing challenges resulting from Javelin’s need to make substantial expenditures in the development stage of its pain-management pharmaceutical products without any assurance that the products would gain FDA approval and thus be commercially viable, the Javelin board of directors directed management to initiate discussions with various parties to explore partnership opportunities for one of its lead product candidates, either Dyloject or Ereska (a “product partnership”), and also to solicit interest with respect to a potential business combination. The process was guided by a Strategic Commercialization & Partnership Committee (the “Special Committee”) comprised of non-management directors and ultimately sparked a robust auction from which MPI emerged with a proposal to enter into a stock-for-stock merger transaction, which the Javelin board accepted.
     17. As part of this process, during 2008 and 2009, Javelin engaged in numerous communications with Hospira regarding a potential product partnership for Dyloject in selected territories including the U.S. Hospira was permitted to engage in certain due diligence activities during 2009. In December 2009, while Javelin was in an exclusive negotiation period with MPI, Hospira sent Javelin an unsolicited non-binding letter of interest proposing to acquire Javelin for cash contingent upon due diligence. Javelin informed Hospira that Javelin was in an exclusive negotiation period with another party and could not respond to the letter.
     18. The MPI Merger Agreement was executed and delivered on December 18, 2009. The stock-for-stock consideration offered to Javelin stockholders in the Proposed MPI Merger represented a 22% to 43% premium to the closing price of Javelin’s stock on the day prior to the announcement of the deal. From December 18, 2009 until March 31, 2010, no other companies expressed an interest in a potential business combination with Javelin, nor were any companies contacted by Javelin or its financial advisor, UBS

Securities LLC (“UBS”), with regard to a potential business combination with the Company.
     19. On March 31, 2010, Hospira sent Javelin an unsolicited letter of interest in which it proposed to acquire Javelin for cash in the amount of $2.20 per outstanding share of common stock of Javelin. The Hospira Proposal was not subject to due diligence or a financing contingency. In relevant part, the Hospira Proposal states:
Importantly, our proposal is not subject to any further due diligence, includes no financing contingency and can be completed expeditiously via a public tender offer pursuant to the merger agreement between our two companies. Hospira would finance this transaction with available cash on its balance sheet ($946mm as of Dec 31, 2009). Hospira’s Board is fully supportive of this proposal and no further corporate action on our part is required to consummate this transaction other than entering into a definitive merger agreement.
Additionally, the Hospira Proposal included a working capital loan facility that would replace the facility provided by MPI “on substantially the same terms and conditions as the Myriad Loan and Security Agreement” and allow Javelin to continue to finance its operations during the period leading up to the closing of the tender offer and consummation of the Merger, as well as fund the break-up fee that would be owed to MPI upon termination of the MPI Merger Agreement. Within days, both the Special Committee and the Javelin board of directors held telephonic meetings to discuss the Hospira Proposal. The Javelin board of directors took particular note of the price-per-share offered and the absence of any diligence or financing contingency in the Hospira Proposal. Javelin notified MPI that Javelin intended to engage in discussions with Hospira and then Javelin and Hospira began negotiating the terms of a merger agreement and loan documentation, including a discussion of a price of $2.20 per share of Javelin common stock.

     20. On April 8, 2010, the Javelin board met telephonically to discuss the Hospira Proposal and determined in good faith, after consultation with Javelin’s legal and financial advisors, that the Hospira Proposal was a superior proposal to the Proposed MPI Merger, taking particular note of the availability of continued financing under the Hospira Proposal and the per share premium that the Hospira Proposal represented over the Proposed MPI Merger. The Hospira Proposal was an all cash offer of $2.20 per Share, which, on April 7, 2010, represented approximately a 47% per share premium to the market value of the maximum potential stock consideration offered pursuant to the MPI Merger Agreement (using the closing price of MPI’s common stock on that date) and a nearly 66% per share premium to the closing price of the market value of the Javelin shares on that date. The board ultimately approved, contingent upon the termination of the MPI Merger Agreement, the Hospira transaction on the terms set forth in the Hospira Proposal, the proposed merger agreement with Hospira and the transactions contemplated by the proposed merger agreement with Hospira (including the Loan Facility governing the working capital facility).
     21. Hospira delivered to Javelin a binding offer to enter into the Merger Agreement, a loan and security agreement and intellectual property security agreements (the “Hospira Acquisition Documents”). Javelin subsequently terminated the MPI Merger Agreement on April 17, 2010 according to the terms of that agreement, including the payment of a $2.9 million termination fee and additional certain stipulated expenses, that Javelin was required to pay MPI following termination of the MPI Merger Agreement. Javelin and Hospira then executed the Hospira Acquisition Documents.

POST-AGREEMENT EVENTS
     22. In support of its tender offer, Hospira filed a Tender Offer Statement on Schedule TO (“Hospira Schedule TO”) with the SEC on April 21, 2010 (attached hereto without exhibits as Exhibit 4 hereto and incorporated by reference herein). An Offer To Purchase For Cash All Outstanding Shares of Common Stock of Javelin Pharmaceuticals, Inc. at $2.20 Net Per Share by Discus Acquisition Corporation a Wholly-Owned Subsidiary of Hospira, Inc. was filed as Exhibit (a)(1)(A) to Hospira Schedule TO (hereinafter “Offer to Purchase,” attached hereto as Exhibit 5 hereto and incorporated by reference herein).
     23. On April 22, 2010, Javelin filed a Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1943 (“Schedule 14D-9”), expressing its recommendation in favor of the Hospira tender offer.
     24. Pursuant to Section 2.01(b) of the Merger Agreement, which states that “[t]he Offer shall initially expire at 12:00 midnight, New York City time, on the twentieth (20th) Business Day following the date of the commencement of the Offer,” and as set forth in the Offer to Purchase, which states that “the offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, May 18, 2010 (the end of the day on May 18, 2010),” the tender offer was scheduled to close on Tuesday, May 18, 2010.
     25. As of the end of the day on May 18, 2010, shares representing 78.82% of the outstanding shares of Javelin common stock had been tendered pursuant to Hospira’s tender offer, constituting a majority in voting power of the fully diluted shares of Javelin common stock.
HOSPIRA’S BREACH
     26. On May 18, 2010, during a final telephone call prior to what should have been the closing of the tender offer, Javelin and Hospira discussed the observation of trace amounts of particulate matter in a small number of vials of Dyloject in the UK of which Javelin had recently become aware.
     27. On May 19, 2010, the day after the tender offer should have closed pursuant to the Offer to Purchase and the terms of the Merger Agreement, Hospira announced that the tender offer would be extended until 12:00 midnight, New York City time, on June 2, 2010. Hospira asserted that such extension of the offering period was permissible under Section 2.01(b) of the Merger Agreement on the basis that conditions to Discus’s obligation to accept and pay for shares tendered through May 18, 2010 were not satisfied prior to the expiration of the initial offering period of the tender offer, however, Hospira did not specify any particular condition that it asserted had not been satisfied. In relevant part, the letter states:
Notice is provided hereby that [the Purchasers] have determined that not all of the conditions to the Offer set forth in Exhibit A to the Merger Agreement have been satisfied as of the inital expiration date of the Offer. Accordingly, pursuant to Section 2.01(b) of the Merger Agreement, the Offer shall be extended for an additional ten (10) Business Day period (the “Extension Period”). The Extension Period shall commence at 12:01 a.m. New York City time on May 19, 2010, and expire at 12:00 midnight New York City time on June 2, 2010 (the end of the day on June 2, 2010), unless the Offer is further extended in accordance with the Merger Agreement.

     28. As of midnight on May 18, 2010, no condition existed that would excuse Purchasers from closing the tender offer as required by Section 2.01 or Exhibit A to the Merger Agreement, nor have the Purchasers specified any such condition.
     29. Purchasers are only excused from non-performance of their obligation to close the tender offer under the Merger Agreement if they can show that one of the following circumstances, as set forth in Exhibit A to the Merger Agreement, has not been met:
(i) there has been validly tendered (including by notice of guaranteed delivery) and not withdrawn immediately prior to the time of the expiration of the Offer (including any extensions thereof in accordance with Section 2.01(b) of this Agreement, the “Determination Time”) that number of shares of Company Common Stock that represents, together with all other shares of Company Common Stock beneficially owned by the Buyer Parties, a majority in voting power of the Fully Diluted Shares (the “Minimum Tender Condition”),
(ii) the waiting period under the HSR Act, if applicable, has terminated or expired and
(iii) as of the Determination Time, each of the following conditions shall be satisfied:
     (a) no Restraint that has the effect of making the consummation of the Offer or the Merger illegal or restraining, preventing or prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement shall be in effect;
     (b) all of the representations and warranties of the Company set forth in Section 5.03(a) and (b) and Section 5.04(d) shall be true and correct in all respects (other than de minimis inaccuracies and taking into account any changes based on the issuance of shares of Company Common Stock or stock-based awards permitted under Section 7.01(b) of the Agreement) as of the Determination Time as though made as of the Determination Time;
     (c) all of the other representations and warranties of the Company contained in Article V shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Company Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “materially”) as of the Determination Time, as though made as of the Determination Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;
     (d) the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Determination Time;
     (e) the approvals of and filings with Governmental Authorities described in Section 5.05(b) (or not described in Section 5.05(b) but required to be so described) shall have been obtained or filed, except where the failure to have been obtained or filed would not, individually or in the aggregate, from and after the Determination Time, reasonably be expected to have a Company Material Adverse Effect;
     (f) there shall not have occurred any event or occurrence and no circumstance shall exist which, alone or together with any one or more other events, occurrences or circumstances has had, is having or would reasonably be expected to result in a Company Material Adverse Effect; and
     (g) this Agreement shall not have been terminated in accordance with its terms.
Immediately prior to 12:00 midnight, New York City time, on May 18, 2010, when Hospira was obligated to close the tender offer, each and every circumstance and condition set forth in Exhibit A to the Merger Agreement had been met and continues to be met. To date, Javelin has continued to honor its obligations under the terms of the Merger Agreement.
     30. In written correspondence to Javelin since May 18, 2010, Hospira has twice failed to identify any specific condition excusing its refusal to close the tender offer as required by the Merger Agreement, and has not asserted the existence of any event, occurrence or circumstance which has had, is having or would reasonably be expected to result in a Material Adverse Effect on Javelin, as defined by the Merger Agreement.

     31. In a letter to Javelin dated May 24, 2010, Hospira’s General Counsel still failed to specify any condition that Javelin had not satisfied on May 18, 2010. In pointing to the issue raised concerning particulate matter contained in Dyloject vials in the UK, the best that Hospira’s General Counsel could manage in the May 24, 2010 correspondence was to describe the issue as one having “potential seriousness.” To this date, Hospira has not undertaken to justify its failure to close the tender offer and fulfill its obligation under the Merger Agreement.
     32. Purchasers have also breached their obligation to consummate the Merger pursuant to Section 9.01 of the Merger Agreement, which should have occurred promptly after the tender offer was closed. Purchasers are only excused from non-performance of their obligation to consummate the Merger under the Merger Agreement if they can show that one of the following circumstances, as set forth in Section 9.01 has not been met:
     (a) if the adoption and approval of this Agreement and the Merger by the Company Stockholders is required in accordance with the DGCL or the Company Charter or Company Bylaws, the Company Stockholder Approval shall have been obtained by the Company;
     (b) no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) (collectively, “Restraints”) which is then in effect and has the effect of making consummation of the Merger illegal or restraining, preventing or prohibiting consummation of the Merger;
     (c) Merger Sub shall have accepted for payment all shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer.
Section 9.01(a) and (b) have been satisfied. Although Section 9.01(c) has not yet been met because Purchasers have not accepted for payment the tendered shares of Javelin common stock, Section 9.02 specifically forbids Hospira from relying on this failure of Section 9.01(c) to excuse its non-performance of the Merger Agreement because such failure “was caused by such party’s failure to act in good faith or to use its reasonable best efforts to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 8.06. Specifically, as alleged in detail above, Purchasers breached the Merger Agreement by failing to close the tender offer when required.
     33. Section 8.06 of the Merger Agreement embodies the parties’ agreement that the Merger Agreement that they would use their “reasonable best efforts . . . to consummate and make effective the Offer, the Merger, and the other transactions contemplated” thereby.
     34. Despite the Purchasers’ obligations to close the tender offer on May 18, 2010 and consummate the Merger promptly thereafter in accordance with the terms of the Merger Agreement, Purchasers have refused to honor their obligations and have failed to point to any provision of the Merger Agreement excusing their performance. Purchasers are thus in material breach of the Merger Agreement, thereby triggering Section 11.06 thereof, entitled “Performance Guaranty Specific Performance,” which explicitly gives Javelin the right to obtain specific performance to compel Purchasers to close the tender offer, pay for the shares of Javelin common stock that have been tendered pursuant thereto, and consummate the Merger in accordance with the terms of the Merger Agreement. Javelin has satisfied all conditions to closing the tender offer and all conditions to consummating the Merger. Enforcement of the Performance Guaranty Specific Performance provision is the only appropriate remedy given the present circumstances.

     35. In the May 24, 2010 correspondence from Hospira, in accordance with Section 8.02 of the Merger Agreement, Hospira requested additional information from Javelin “pertaining to the Dyloject contamination issues experienced by the Company, Therabel or the manufacturers of the Dyloject product, including, without limitation, all information requested in the electronic mail message dated May 19, 2010 from Sumant Ramachandra of the Parent to Martin J. Driscoll of the Company.” The May 19, 2010 electronic mail message to which Hospira’s General Counsel refers, lists 27 due diligence items relating to the particulate matter found in the UK Dyloject vials. Javelin has been fully cooperating with its obligations under Section 8.02 of the Merger Agreement. Indeed, several Hospira personnel, including the Hospira CEO at a public investor conference on June 2, 2010, have stated that Javelin has been fully cooperative with Hospira. Section 8.02 of the Merger Agreement states that:
“Upon reasonable prior notice, from the date hereof until the earlier to occur of the termination of this Agreement in accordance with Section 10.01 and the Merger Effective Time, the Company shall, and shall cause its Subsidiaries and the officers, directors, employees, auditors and agents of the Company and its Subsidiaries to afford Parent, following notice from Parent to the Company in accordance with this Section 8.02(a), reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, Contracts, books and records of the Company and its Subsidiaries, and all other financial, operating and other date and information as Parent may reasonably request.
     36. In the days following Hospira’s breach of its obligation to close the tender offer on May 18, 2010, Javelin has continued to provide information to Hospira pursuant to Section 8.02 of the Merger Agreement to allow Hospira to evaluate and understand the investigations being undertaken by Therabel, Javelin and other parties following the initial observation of white particulate matter in UK vials of Dyloject.

     37. Because Dyloject is sold commercially in the UK by Therabel, Javelin receives only a royalty from these sales. Hospira has not claimed that any interruption in UK sales of Dyloject is material to Javelin.
     38. Purchasers continue to breach the terms of the Merger Agreement every day past May 18, 2010 that they do not close the tender offer, accept and pay for shares of Javelin common stock tendered to Discus and consummate the Merger.
     39. Hospira is well aware of Javelin’s financial position, as evidenced by the inclusion of the Loan Facility in its proposal. On May 17, 2010, the day before the tender offer was scheduled to close, Hospira appeared in court alongside Javelin in connection with a shareholder lawsuit seeking to enjoin the transaction. In arguing against a preliminary injunction of the Merger, Hospira expressly adopted Javelin’s arguments that any delay of the Merger would irreparably harm Javelin due to Javelin’s financial position. Hospira clearly knew the consequences to Javelin when it breached its obligations to close the tender offer and consummate the Merger as required by the Merger Agreement.
     40. On May 25, 2010, Javelin directed a timely request in writing to Hospira for a loan draw-down of $2 million for working capital and general corporate purposes, to be delivered on June 1, 2010, as permitted by Section 2.1 of the Loan Facility. Section 2.1 of the Loan Facility states, in relevant part:
Subject to the terms and conditions hereinafter set forth, upon written request of the Company given at least one (1) Business Day prior to the date on which the Borrowers [i.e. Javelin and IDDS] seek a loan from Parent, which date shall be specified in such written request, Parent will make loans . . . to the Borrowers from time to time; provided, however, that (a) the aggregate original principal of all Loans to be made hereunder shall not exceed the Maximum Loan Amount . . .

(d) Loans for working capital and other general corporate purposes shall be in an amount not to exceed $2,000,000 per month and (e) and no Loans shall be made after July 2, 2010.
Hospira has refused to provide the working capital loan as required by Section 2.1(d), in violation of the Loan Facility, despite its acknowledgment that the loan is of utmost importance to Javelin’s ability to continue funding operations, its awareness that Javelin will be unable to fulfill its debts, including payroll, without the payment, and the fact that all conditions to fund the loan have been met.
     41. Hospira’s non-performance of the working capital loan payment pursuant to Section 2.1 of the Loan Facility constitutes a breach of that agreement unless one of the conditions precedent set forth in Section 3.1 of the Loan Facility has not been met. The conditions precedent are as follows:
     (a) Parent shall have received this Agreement, fully executed by the Borrowers;
     (b) Parent shall have received the Merger Agreement, fully executed by the Borrowers;
     (c) Parent shall have received the Note, fully executed by the Borrowers;
     (d) Parent shall have received a properly completed Form W-9, fully executed by the Borrowers;
     (e) Parent shall have received the Intellectual Property Security Agreement, fully executed by each Borrower;
     (f) the Company shall have terminated the Myriad Merger Agreement in accordance with Section 10.03(c) thereof;
     (g) Parent shall have received, in form and substance satisfactory to Parent, such other documents, and completion of such other matters, as Parent may deem reasonably necessary;
     (h) the Merger Agreement shall not have been terminated for any reason;

     (i) there shall be no breach or inaccuracy of any representation, warranty, covenant or agreement of the Company under the Merger Agreement that is curable such that pursuant to the provisions of Section 10.01(f) thereof, Parent is unable to terminate the Merger Agreement prior to the date of such Loan;
     (j) all statements, representations and warranties of the Borrowers made in this Agreement shall continue to be correct and complete in all material respects as of the date of such Loan; provided, however, that such materiality qualifier shall not apply to any statements, representations and warranties in this Agreement that are already qualified by materiality;
     (k) each Borrower shall be in full compliance in all material respects with all of the provisions of the Note Documents (as applicable);
     (l) if the Company shall have received a Company Acquisition Proposal (that was not solicited in violation of Section 8.03(a) of the Merger Agreement) and Parent has requested that the Company Board reaffirm its approval and recommendation of the Merger and the Merger Agreement, the Company Board shall have done so;
     (m) no Event of Default under Section 7.3 shall have occurred and be continuing;
     (n) Parent shall have received a reasonably detailed summary of the Borrowers’ intended use of the proceeds of the Loan, in form and substance reasonably satisfactory to Parent; and;
     (o) at least three (3) Business Days prior to any Loan Date, Parent shall have received, in form and substance reasonably satisfactory to Parent, a request for loan advance, substantially in the form attached hereto as Exhibit C (the “Advance Certificate”). The Advance Certificate shall include, among other things, statements to the effect that the conditions set forth in Sections 3.1 (h), (i), (j), (k), (l) and (m) have been duly satisfied.
Hospira has not alleged that any of the conditions precedent set forth in Section 3.1 of the Loan Facility have not been met. In fact, all of the conditions precedent listed in Section 3.1 have been satisfied in full. Javelin continues to fulfill its obligations under the Loan Facility.
     42. Hospira’s failure to close the tender offer and failure to pay the working capital loan pursuant to the terms of the Loan Facility constitute material breaches of the

Merger Agreement and the Loan Facility. These breaches have caused irreparable harm to Javelin and its stockholders and put in jeopardy the ability of Javelin to continue as a company. In a call between the Chief Executive Officer of Hospira and the Chief Executive Officer of Javelin on May 28, 2010, the Hospira CEO stated that he understood the urgent need at Javelin to receive the $2 million working capital loan on June 1, 2010 and expressly acknowledged the importance of the Loan Facility to Javelin in negotiating the terms of Merger Agreement.
     43. This Court should order specific performance, as agreed upon by the parties in Section 11.06 of the Merger Agreement, requiring Hospira to fulfill its obligations pursuant to the Merger Agreement, including closing the tender offer, consummating the Merger and accepting and paying for the tendered Javelin shares, and to fulfill its obligations under the Loan Facility by providing Javelin with the $2 million loan for working capital and general corporate purposes.
FIRST CAUSE OF ACTION
(Breach of the Merger Agreement)
     44. Javelin hereby repeats and realleges the allegations contained in paragraphs 1 through 43 above as if fully set forth herein.
     45. Javelin, Hospira and Discus entered into the Merger Agreement, a binding contract between all the parties, which is attached hereto as Exhibit 1.

     46. Javelin is not in violation of any provision of the Merger Agreement. Javelin has performed and is prepared to continue to perform all of its obligations under that contract.
     47. All conditions to closing the offering period, as set forth in Exhibit A to the Merger Agreement, had been fully satisfied as of May 18, 2010.
     48. Purchasers failed to close the offering period and thereafter consummate the Merger.
     49. Among other terms, the parties agreed pursuant to Section 8.06 of the Merger Agreement that they would use their “reasonable best efforts . . . to consummate and make effective the Offer, the Merger, and the other transactions contemplated” thereby.
     50. Purchasers’ unexcused and unequivocal refusal to consummate the Merger in accordance with the terms of the Merger Agreement by closing the tender offer on the date specified in the Merger Agreement is a material breach of the Merger Agreement, including, but not limited to Section 2.01 thereof.
     51. Purchasers continue to breach the terms of the Merger Agreement every day past May 18, 2010 that they do not close the tender offer and consummate the Merger. Purchasers’ conduct is without justification and is a knowing and intentional breach of the Merger Agreement.

     52. Javelin has no adequate remedy at law. A damages award would be imprecise, while an award of specific performance might entirely or in large part eliminate the need for a determination of damages.
     53. In Section 11.06 of the Merger Agreement entitled “Performance Guaranty Specific Performance,” Javelin and Purchasers expressly recognized and agreed that “irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with” its terms. Specific performance is, accordingly, the agreed upon remedy for nonperformance of the Merger Agreement.
     54. Pursuant to Sections 2.01, 8.06 and 11.06 of the Merger Agreement, Purchasers should be ordered to close the tender offer within five (5) business days and consummate the Merger promptly thereafter.
     55. Purchasers’ breaches of the Merger Agreement threaten to cause Javelin irreparable harm. By reason of the foregoing, Javelin is entitled to a decree of specific performance requiring Purchasers to close the tender offer within five (5) business days and consummate the Merger promptly thereafter.
     56. In the alternative, in the event specific performance is not granted, Javelin is entitled to damages as a result of Purchasers’ breaches, including the deprivation of the benefit of its bargain under the Merger Agreement.

SECOND CAUSE OF ACTION
(Breach of the Loan Facility)
     57. Javelin hereby repeats and realleges the allegations contained in paragraphs 1 through 56 above as if fully set forth herein.
     58. Javelin, Hospira and IDDS entered into the Loan Facility, which is a binding contract between Javelin, Hospira and IDDS, attached hereto as Exhibit 2.
     59. Javelin is not in violation of any provision of the Loan Facility. Javelin has performed and is prepared to continue to perform all of its obligations under that contract.
     60. Pursuant to Section 2.1 of the Loan Facility, and as requested by Javelin on May 25, 2010, Hospira was obligated to provide a loan in the amount of $2 million for working capital and general corporate purposes on June 1, 2010.
     61. Hospira failed to fund the $2 million loan on June 1, 2010.
     62. Purchasers’ unexcused and unequivocal refusal to provide the funds in accordance with the terms of the Loan Facility is a material breach of the Loan Facility and of the Merger Agreement, which is incorporated into the Loan Facility by reference, including, but not limited to Section 2.1 thereof. Purchasers’ conduct is without justification and is a knowing and intention breach of the Loan Facility.
     63. Hospira lobbed in an unsolicited proposal to displace the Proposed MPI Merger just weeks before the MPI deal was scheduled to close, knowing that Javelin was in serious financial straights and that a loan facility would be a necessary component of its proposal to acquire Javelin through a tender offer in order for Javelin to accept such offer.
     64. Hospira’s refusal to pay the loan when due has caused Javelin enormous harm given its lack of working capital, and threatens to cause irreparable harm should it not be paid expeditiously.
     65. Pursuant to Section 2.1 of the Loan Facility, Hospira should be ordered promptly to pay to Javelin the requested $2 million loan for working capital and general corporate purposes.
     66. Javelin has no adequate remedy at law. If the loan is not made promptly, Javelin will be unable to meet its current debts, including payroll, and may not survive long enough for money damages to be meaningful. Moreover, a damages award would be imprecise, while an award of specific performance might entirely or in large part eliminate the need for a determination of damages.
     67. By reason of the foregoing, Javelin is entitled to a decree of specific performance requiring Purchasers to pay to Javelin the requested $2 million loan for working capital and general corporate purposes.
     68. In the alternative, in the event specific performance is not granted, Javelin is entitled to damages as a result of Purchasers’ breaches, including the deprivation of the benefit of its bargain under the Loan Facility.

THIRD CAUSE OF ACTION
(Declaratory Judgment that No Material Adverse Effect
Had Occurred as of May 18, 2010)
     69. Javelin hereby repeats and realleges the allegations contained in paragraphs 1 through 68 above as if fully set forth herein.
     70. As alleged above, Hospira did not point to any Material Adverse Effect, as defined in the Merger Agreement, as justification for refusing to fulfill its obligations under Section 2.01 of that Agreement by closing the tender offer on May 18, 2010 and consummating the Merger promptly thereafter.
     71. On May 18, 2010, it was not reasonable to expect — and it is not reasonable to expect today — that the identification of white particulate in some number of vials of Dyloject in the UK creates a long-term impact on the expected success of Dyloject in the U.S. or Javelin’s overall long-term success, as would be required for such situation to result in the existence of any event, occurrence or circumstance which has had, is having or would reasonably be expected to result in a Material Adverse Effect, as defined by the Merger Agreement, on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole.
     72. Javelin believes that Hospira will dispute this and will assert that, as of the time upon which it was obligated to close the tender offer, it was reasonable for Hospira to expect that Javelin had experienced an event, occurrence or circumstance which has had, is having or would reasonably be expected to result in a.Material Adverse Effect, as defined by the Merger Agreement, on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole.

     73. As a result, an actual case or controversy exists between the parties that is ripe for judicial determination.
     74. In light of the foregoing, Javelin requests that the Court enter a judgment declaring that: (a) Purchasers were obligated to close the tender offer at 12:00 midnight, New York City time, on May 18, 2010 and consummate the Merger promptly thereafter pursuant to the terms of the Merger Agreement; (b) Purchasers did not close the tender offer at that time, nor did it consummate the Merger; and (c) Javelin did not, on or prior to May 18, 2010, experience any event, occurrence or circumstance which has had, is having or would reasonably be expected to result in a Material Adverse Effect, as defined by the Merger Agreement, on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole,
FOURTH CAUSE OF ACTION
(Declaratory Judgment that Hospira Breached
the Merger Agreement)
     75. Javelin hereby repeats and realleges the allegations contained in paragraphs 1 through 74 above as if fully set forth herein.
     76. Javelin, Hospira and Discus entered into the Merger Agreement, a binding contract between all the parties, which is attached hereto as Exhibit 1.
     77. As alleged in detail above, under Section 2.01 of the Merger Agreement, Purchasers were unequivocally obligated to close the tender offer at 12:00 midnight, New

York City time, on May 18, 2010 unless any of the conditions set forth in Exhibit A thereto were not satisfied or waived by Parent.
     78. As of May 18, 2010, all conditions set forth in Exhibit A to the Merger Agreement have been fully satisfied.
     79. Purchasers breached their obligations pursuant to the Merger Agreement by failing to close the tender offer on May 18, 2010 and consummate the Merger promptly thereafter.
     80. Javelin believes that Hospira will dispute this and will assert that it was excused from its non-performance because, as of the date upon which it was obligated to close the tender offer, not all of the conditions in Exhibit A to the Merger Agreement had been satisfied.
     81. As a result, an actual case or controversy exists between the parties that is ripe for judicial determination.
     82. In light of the foregoing, Javelin requests that the Court enter a judgment declaring that: (a) Purchasers were obligated to close the tender offer at 12:00 midnight, New York City time, on May 18, 2010 and consummate the Merger promptly thereafter pursuant to the terms of the Merger Agreement; (b) Purchasers did not close the tender offer on that date; (c) no conditions set forth in Exhibit A to the Merger Agreement were unsatisfied as of 12:00 midnight, New York City time, on May 18, 2010; and (d) the Merger Agreement has not terminated and still governs the actions of the parties and (e) Purchasers breached the Merger Agreement by failing to close the offering period at 12:00 midnight, New York City time, on May 18, 2010, as required by Section 2.01 of that Agreement, and by failing to consummate the Merger promptly thereafter, as required by Section 3.04 of that Agreement.
FIFTH CAUSE OF ACTION
(Declaratory Judgment that Hospira Breached the Loan Facility)
     83. Javelin hereby repeats and realleges the allegations contained in paragraphs 1 through 82 above as if fully set forth herein.
     84. Javelin, Hospira and IDDS entered into the Loan Facility, which is a binding contract between Javelin, Hospira and IDDS, attached hereto as Exhibit 2.
     85. Pursuant to Section 2.1 of the Loan Facility, and as requested by Javelin on May 25, 2010, Hospira was obligated to provide a loan in the amount of $2 million for working capital and general corporate purposes on June 1, 2010, unless any condition precedent, as set forth in Section 3.1 of the Loan Facility, had not been met.
     86. All conditions precedent set forth in Section 3.1 of the Loan Facility had been met as of June 1, 2010.
     87. Hospira unilaterally breached the terms of the Loan Facility by refusing to fund the $2 million loan on June 1, 2010.
     88. Javelin believes that Hospira will dispute this and will assert that it was excused from its non-performance because not all of the conditions precedent set forth in Section 3.1 of the Loan Facility had been met.

     89. As a result, an actual case or controversy exists between the parties that is ripe for judicial determination.
     90. In light of the foregoing, Javelin requests that the Court enter a judgment declaring that: (a) On June 1, 2010, Hospira was obligated to provide Javelin with a loan in the amount of $2 million for working capital and general corporate purposes; (b) Hospira did not provide the $2 million loan on that date; (c) no conditions precedent set forth in Section 3.1 of the Loan Facility were unsatisfied as of June 1, 2010; and (d) Purchasers breached the Loan Facility by failing to fund the $2 million loan on June 1, 2010.
SIXTH CAUSE OF ACTION
(Breach of the Implied Covenant of Good Faith and Fair Dealing)
     91. Javelin hereby repeats and realleges the allegations contained in paragraphs 1 through 90 above as if fully set forth herein.
     92. Under Delaware law, an implied covenant of good faith and fair dealing adheres in the Merger Agreement and in the Loan Facility.
     93. Purchasers have breached the Merger Agreement and the Loan Facility. In doing so, Hospira has deliberately sought to deny Javelin the bargained-for fruits of both agreements.
     94. Hospira originally submitted a proposal to Javelin (i) promising a prompt closing via tender offer for Javelin shares; (ii) providing interim financing to allow Javelin to fund its operations during the pre-closing period; and (iii) claiming that no due diligence was required. Now Hospira has gone back on its word on each of these key aspects of the proposed transaction, all in an effort to avoid its obligation and deny Javelin (and its shareholders) the benefit of its bargain.
     95. Hospira has refused in the face of repeated requests to specify or explain which condition or term of the Merger Agreement has not been satisfied or would support its refusal to meet its obligations.
     96. Purchasers’ actions in breach of the Merger Agreement are in bad faith and constitute a breach of the implied covenant of good faith and fair dealing under Delaware law.
     97. Javelin will be irreparably harmed by Purchasers’ breaches of the Merger Agreement and Loan Facility and has no adequate remedy at law.
          WHEREFORE, plaintiff requests that this Court enter a judgment:
          A. Awarding Javelin specific performance of the Merger Agreement, requiring Purchasers to close the tender offer within five (5) business days and consummate the Merger promptly thereafter in accordance with the terms of the Merger Agreement;
          B. Awarding Javelin specific performance of the Loan Facility, requiring Purchasers to provide Javelin and IDDS with $2 million for working capital and general corporate purposes, pursuant to Section 2.1 of the Loan Facility, within three (3) business days;

          C. In the alternative, awarding Javelin actual and consequential damages, including all foreseeable damages, in the event specific performance is not granted;
          D. Temporarily, preliminarily and permanently enjoining Purchasers from committing further breaches of the Merger Agreement or Loan Facility;
          E. Declaring that (i) Purchasers were obligated to close the tender offer at 12:00 midnight, New York City time, on May 18, 2010 pursuant to the terms of the Merger Agreement; (ii) Purchasers did not close the tender offer at that time; and (iii) Javelin did not, on or prior to May 18, 2010, experience any event, occurrence or circumstance which has had, is having or would reasonably be expected to result in a Material Adverse Effect, as defined by the Merger Agreement, on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole;
          F. Declaring that: (i) Purchasers were obligated to close the tender offer at 12:00 midnight, New York City time, on May 18, 2010 pursuant to the terms of the Merger Agreement; (ii) Purchasers did not close the tender offer on that date; (iii) no conditions set forth in Exhibit A to the Merger Agreement were unsatisfied as of 12:00 midnight, New York City time, on May 18, 2010; (iv) the Merger Agreement has not terminated and still governs the actions of the parties; and (v) Purchasers breached the Merger Agreement by failing to close the tender offer at 12:00 midnight, New York City time, on May 18, 2010, as required by Section 2.01 of that Agreement;
          G. Declaring that: (i) on June 1, 2010, Hospira was obligated to provide Javelin with a loan in the amount of $2 million for working capital and general corporate purposes; (ii) Hospira did not provide the $2 million loan on that date; (iii) no conditions precedent set forth in Section 3.1 of the Loan Facility were unsatisfied as of

June 1, 2010; and (iv) Purchasers breached the Loan Facility by failing to fund the $2 million loan on June 1, 2010;
          H. Awarding Javelin its attorneys’ fees and costs in connection with bringing this action; and
          I. Awarding Javelin such other and further relief as this Court may deem proper.

Of Counsel:	/s/ Kevin G. Abrams
Kevin G. Abrams (#2375)
Robert G. Jones	Nathan A. Cook (#4841)
Gina M. Gebhart	Abrams & Bayliss LLP
ROPES & GRAY LLP	20 Montchanin Road, Suite 200
One International Place	Wilmington, Delaware 19807
Boston, Massachusetts 02110	(302) 778-1000
(617) 951-7000
Attorneys for Plaintiff Javelin Pharmaceuticals, Inc.
Dated: June 2, 2010

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